Attorneys and Counselors at Law

August 25, 2006

VIA EDGAR AND FAX TO (202) 772-9210

Mr. Benjamin Phippen

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0404

RE:	BancFirst Corporation;

Form 10-K for the fiscal year ended December 31, 2005

File Number 0-14384

Dear Mr. Phippen:

This letter is in response to the letter, dated April 19, 2006 (the “Comment Letter”), from Joyce Sweeney, Accounting Branch Chief, Division of Corporation Finance, Securities and Exchange Commission (the “Commission”), to Mr. David E. Rainbolt, President and Chief Executive Officer of BancFirst Corporation (the “Company”), regarding the comments of the Commission Staff with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.

The Company respectfully submits the following information and responses with respect to each comment contained in the Comment Letter. For reference, each Staff comment is reprinted below in italics, followed by the corresponding response of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 9A. Controls and Procedures, page 19

1.	We note the disclosure that your Chief Executive Officer, Chief Financial Officer and Disclosure Committee concluded that disclosure controls and procedures of the company are “adequate.” Please tell us and in future filings disclose your principal executive and principal financial officers’ conclusion regarding the “effectiveness” of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

Response: The Company hereby confirms to you that its Chief Executive Officer, Chief Financial Officer and Disclosure Committee, which includes the Company’s Chief Risk Officer, Chief Asset Quality Officer, Chief Internal Auditor, Senior Vice President

2900 Oklahoma Tower 210 Park Avenue Oklahoma City, Oklahoma 73102-5605 Telephone (405) 239-2121 Telecopier(405) 236-1012

www.dayedwards.com

DAY, EDWARDS, PROPESTER & CHRISTENSEN, P.C.

Mr. Benjamin Phippen, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

August 25, 2006

of Corporate Finance, Holding Company Controller, Bank Controller and General Counsel, have evaluated, as of the last day of the period covered by the Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 10-K”), the Company’s disclosure controls and procedures, and that, based on their evaluation, they concluded that the disclosure controls and procedures of the Company were effective to ensure that information required to be disclosed by the Company in the reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms. In future filings, the Company will revise its disclosure under Item 9A. to reflect, as required by Item 307 of Regulation S-K, the conclusions of the Company’s principal executive and principal financial officers regarding the “effectiveness” of the Company’s disclosure controls and procedures as of the end of the period covered by the report.

Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies

Basis of Presentation, page A-30

2.	We note your disclosure that prior to the issuance of your financial statements for the year ended December 31, 2005, management determined that the statements of cash flow for the years ended December 31, 2004 and 2003 should be restated. Please tell us the following:

•	the date management determined the company should restate;

•	how you determined you were not required to file an Item 4.02 Form 8-K;

•	the effects of the restatement on each of the first three quarters ending in fiscal year 2005 and 2004; and

•	how you determined you were not required to file amended Form 10-Qs for each of the first three quarters ending in fiscal year 2005 with restated quarterly financial information for 2004 or present similar restated quarterly financial information in your Form 10-K for the year ended December 31, 2005.

Response:

The date management determined the company should restate.

In connection with management’s preparation of the 2005 10-K, financial statements for the year ended December 31, 2005 were prepared internally and submitted for review by the Company’s independent accountant, Grant Thornton LLP (“Grant Thornton”), in early March, 2006. The draft financial statements were prepared by the Company

DAY, EDWARDS, PROPESTER & CHRISTENSEN, P.C.

Mr. Benjamin Phippen, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

August 25, 2006

consistent with the basis of presentation of the Company’s financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2004 (the “2004 10-K”), which had been audited by Ernst & Young LLP (“Ernst & Young”). In particular, cash receipts from the sale of loans originated for sale (“LOFS”) were classified in the draft Consolidated Statements of Cash Flow as cash flows from operating activities under the line item “Proceeds from sales of loans held for sale,” while cash disbursements for LOFS were included in “Net other increase in loans” under “Investing Activities.” This presentation mirrored the presentation of the cash receipts and cash disbursements for LOFS contained in the 2004 10-K, in which the Company, at the suggestion of its then auditors, Ernst & Young, had reclassified for 2003 and 2002 the cash receipts from the sale of LOFS from investing activities to cash flow from operating activities. The amounts of these cash receipts were $91.2 million in 2004, $137 million in 2003 and $100 million in 2002. Cash disbursements for LOFS were not reclassified in the 2004 10-K, however, and remained in investing activities. The reclassification of the cash receipts from LOFS was not reported as a restatement of the prior years shown in the 2004 10-K, but was instead considered to be a reclassification of amounts for prior years to conform to the 2004 presentation. Ernst & Young agreed with this presentation.

During the Company’s review of the 2005 10-K with Grant Thornton, which occurred March 9-10, 2006, the Company determined that the cash disbursements for LOFS should also be included in cash flows from operations, in accordance with Paragraph 9 of FAS 102—Statement of Cash Flows—Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale. Accordingly, the draft financial statements for the 2005 10-K were revised on or about March 10, 2006 so that, in addition to the presentation of the cash receipts from the sale of LOFS in cash flows from operating activities, the cash disbursements for LOFS were reclassified from investing activities to cash flows from operating activities. The amounts of the cash disbursements were $96.2 million for 2004 and $125 million for 2003. However, the net amounts of the cash receipts from the sale of LOFS and the cash disbursements for LOFS was only $(4.95) million for 2004 and $11.9 million for 2003. Accordingly, and considering also the SAB 99 materiality analysis discussed elsewhere herein (see page 4 et seq., infra), the Company did not consider the reclassification to be material. Nonetheless, the Company concluded on March 10, 2006 that it should report the reclassifications as restatements of the prior periods’ financial statements. This conclusion was based upon discussions with Ernst & Young, who were the Company’s independent accountants for the prior years, with respect to the Commission’s recent comments regarding its position that reclassifications within the statement of cash flow should be presented as restatements of the prior year financial statements. Ernst & Young revised its report on the 2004 and 2003 financial statements to refer to the restatements and dual dated its opinion. Grant Thornton agreed with this presentation.

DAY, EDWARDS, PROPESTER & CHRISTENSEN, P.C.

Mr. Benjamin Phippen, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

August 25, 2006

Response:

How you determined you were not required to file an Item 4.02 Form 8-K

The Company’s decision to restate its Consolidated Statements of Cash Flow did not cause management to change their conclusion that the reclassifications shown on the restated financial statements contained in the 2005 10-K were not material to the consolidated financial statements of the Company, taken as a whole. Consequently, management concluded that an Item 4.02 Form 8-K was not required.

In making such determination, management applied the Commission’s current guidance on assessment of materiality as set forth in SAB No. 99—Materiality, and concluded that the reclassifications contained in the restated financial statements were not material to the consolidated financial statements of the Company, taken as a whole. The Company notes that the Commission Staff, at a joint meeting held on September 13, 2004 (the “Joint Meeting”) with the Commission Staff, The Center for Public Company Audit Firms and the AICPA’s SEC Regulations Committee (the “Committee”), informally advised the Committee that “the Staff does not believe that an Item 4.02 Form 8-K is required for every revision to a registrant’s previously issued financial statements that is the result of an error.”1 Although the Staff stated that it would be “surprised” if amounts in the primary financial statements were changed due to an error, without the filing of a corresponding Item 4.02 Form 8-K, the Staff went on to state its belief that “a SAB 99 analysis would be necessary to determine whether an Item 4.02 Form 8-K should be filed.”2 (emphasis added.)

SAB No. 99 Analysis of Materiality

SAB 99 states, in part:

Under the governing principles, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for

[1]	Joint Meeting with the SEC Staff, The AICPA SEC Regulations Committee, available at http://cpcaf.aicpa.org/NR/rdonlyres/14F4CABC-D560-426A-AF6A-3C78419CA00A/0/2004_0913_highlights.pdf.
[2]	Id.

DAY, EDWARDS, PROPESTER & CHRISTENSEN, P.C.

Mr. Benjamin Phippen, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

August 25, 2006

this analysis is that financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality. Court decisions, Commission rules and enforcement actions, and accounting and auditing literature have all considered “qualitative” factors in various contexts. 3 (footnotes omitted).

Quantitative Analysis –

Although SAB 99 eschews utilization of quantitative measures as the sole basis for determining materiality, it recognizes that such quantitative measures serve as a useful starting point in the materiality analysis:

The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that – without considering all relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. The staff has no objection to such a “rule of thumb” as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.4

In making the preliminary quantitative analysis recommended by SAB 99, the Company noted that the reclassifications of the cash flows for the LOFS did not affect the balance sheets, statements of income or statements of stockholders’ equity. The reclassifications also did not affect the net increase (decrease) in cash and due from banks presented in the consolidated statements of cash flow. The only effect of such reclassifications was to change, internally within the statements of cash flow, the net cash provided by operating activities and net cash used for investing activities. Below is an analysis of the cash flows from the LOFS activities as a percentage of these two items within the statements of cash flows.

[3]	SEC Staff Accounting Bulletin No. 99 (August 12, 1999), available at http://www.sec.gov/interps/account/sab99.htm.
[4]	Id.

DAY, EDWARDS, PROPESTER & CHRISTENSEN, P.C.

Mr. Benjamin Phippen, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

August 25, 2006

	December 31,
	2004	2003
Cash receipts from the sale of loans originated for sale	$91,242	$137,308
As a percentage of cash flows before reclassifications:
Net cash provided by operating activities	210.65%	432.97%
Net cash used for investing activities	-49.77%	-22,146.45%

Cash disbursements for loans originated for sale	$(96,193)	$(125,398)
As a percentage of cash flows before reclassifications:
Net cash provided by operating activities	-222.08%	-395.42%
Net cash used for investing activities	52.47%	20,225.48%

Net cash flow for loans originated for sale	$(4,951)	$11,910
As a percentage of cash flows before reclassifications:
Net cash provided by operating activities	-11.43%	37.56%
Net cash used for investing activities	2.70%	-1,920.97%

While the above analysis indicates that the cash flows from the LOFS activities were significant compared to the net cash provided by operating activities and net cash used for investing activities within the statements of cash flows, management concluded, after performing the qualitative analysis required by SAB 99, that the reclassifications, while significant on a quantitative basis, were simply not material on any qualitative basis to users of the Company’s financial statements.

Qualitative Analysis –

SAB 99 describes various qualitative considerations in materiality judgments. These are discussed below in relation to the reclassifications of the cash flows from the Company’s LOFS activities.

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate – The cash flows from LOFS activities can be precisely measured and estimation is not a consideration.

•	Whether the misstatement masks a change in earnings or other trends – The presentation of the cash flows from LOFS activities does not affect earnings and did not mask any significant trends in net cash provided by operating activities or net cash used for investing activities.

DAY, EDWARDS, PROPESTER & CHRISTENSEN, P.C.

Mr. Benjamin Phippen, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

August 25, 2006

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise – The presentation of the cash flows from LOFS activities does not affect earnings or any other analysts’ estimates.

•	Whether the misstatement changes a loss into income or vice versa – The presentation of the cash flows from LOFS activities does not affect earnings.

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability – The LOFS activities have not been identified as playing a significant role in the Company’s operations or profitability.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements – The presentation of the cash flows from LOFS activities does not affect compliance with any regulatory requirements.

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements – The presentation of the cash flows from LOFS activities does not affect compliance with loan covenants or other contractual requirements.

•	Whether the misstatement has the effect of increasing management’s compensation – The presentation of the cash flows from LOFS activities does not affect management’s compensation.

•	Whether the misstatement involves concealment of an unlawful transaction – There are no unlawful transactions.

In addition, SAB 99 states that (i) the demonstrated volatility of the price of a registrant’s securities in response to certain types of disclosures may provide guidance as to whether investors regard misstatements to be material, and (ii) when management or the independent auditor expects that a known misstatement may result in a significant positive or negative market reaction, that expected reaction should be taken into account when considering whether a misstatement is material. Management did not expect the restatements of the statements of cash flows to have a material effect on the Company’s stock price, and, in fact, no such effect was observed. The Company’s audited financial statements disclosing the restatement of its statements of cash flow were contained in the 2005 10-K filed with the Commission on March 15, 2006. On March 14, 2006, the Company’s common stock closed at $42.50. The stock price rose to $44.00 on March 17, and remained above the March 14 closing price until April 11 when it closed at $42.08. Since that time it has risen to a 52 week high of $48.80. The fact that the price of the Company’s stock was comparatively flat for the nearly one-month period following the filing of the 2005 10-K evidences the lack of materiality attached by the public market to the restatements.

DAY, EDWARDS, PROPESTER & CHRISTENSEN, P.C.

Mr. Benjamin Phippen, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

August 25, 2006

Another consideration mentioned in SAB 99 is management’s intent to “manage” earnings. As previously stated, the misclassifications of the cash flows from LOFS activities did not affect earnings and, accordingly, were immaterial in such regard.

Finally, SAB 99 states that the materiality of a misstatement may depend on where it appears in the financial statements. In assessing the materiality of a misstatement to the financial statements taken as a whole, not only the size of the misstatement but also the significance of any segment information to the financial statements taken as a whole should be considered. In the Company’s case, the cash flows from LOFS activities did not affect earnings and were not included in any segment information. In addition, the LOFS activities are not identified by management to be important to the future profitability of the Company.

Other Considerations –

The basic definition of materiality provided in SAB 99 states that materiality concerns the significance of an item to users of the financial statements and that a matter is material if there is a substantial likelihood that a reasonable person would consider it important. In that regard, the Company believes that among the factors that should be considered in assessing the materiality of the cash flows from LOFS activities are the required disclosures for financial institutions, the ratios and other statistical measures of performance for financial institutions, and reports of stock analysts. If cash flow information were significant to users of the financial statements for financial institutions, one would expect the required disclosures, ratios and other statistics and analyst reports to include such information. In fact, however, the opposite appears to be the case:

•	There are no requirements of generally accepted accounting principles, Regulation S-X or Guide 3 of Regulation S-K that require separate disclosure or analysis of the cash flows from LOFS activities, outside of the statements of cash flows. Consequently, the Company’s financial statements don’t include any other disclosure of these cash flows.

•	There are no ratios or other statistical measures of performance typically used for financial institutions that include cash flow information. For instance, the Uniform Bank Performance Report (UBPR) is an analytical tool created for bank supervisory, examination, and management purposes for each commercial bank in the United States that is supervised by the Board of Governors of the Federal Reserve System, Federal Deposit Insurance Corporation (FDIC), or the Office of the Comptroller of the Currency. In a concise format, it shows the impact of management decisions and economic conditions on a bank’s performance and balance sheet composition. The FDIC website describing the UBPR states that “[t]he performance and composition data contained in the

DAY, EDWARDS, PROPESTER & CHRISTENSEN, P.C.

Mr. Benjamin Phippen, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

August 25, 2006

report can be used as an aid in evaluating the adequacy of earnings, liquidity, capital, asset and liability management, and growth management. Individuals can use this report to further their understanding of a bank’s financial condition.”5

The content of the UBPR is set forth below:

Page	Description
0	Report Cover Page

1	Summary Ratios*

2	Income Statement—Revenues and Expenses

3	Noninterest Income and Expenses and Yields

4	Balance Sheet—Assets, Liabilities and Capital

5	Off-Balance Sheet Items (Commitments, Contingencies & Derivatives)

6	Balance Sheet—Percentage Composition of Assets & Liabilities

7	Analysis of Credit Losses, Loan Mix and Concentration of Credit

8	Analysis of Past Due, Nonaccrual & Restructured Loans & Leases

9	Interest Rate Risk Analysis as a Percent of Assets

10	Liquidity & Investment Portfolio

11	Capital Analysis

12	One Quarter Annualized Income Analysis

STAVG	Summary Information for Banks in Nation/State

*	A list of the Summary Ratios contained in the UBPR is contained in the UBPR User’s Guide, the relevant portion of which is attached hereto. None of the Summary Ratios relate to any item of financial information contained in the statement of cash flows.

Finally, the Company has reviewed numerous analyst reports for the Company and other financial institutions, and notes that these reports typically do not include any information or analysis regarding cash flows.

Conclusion –

The restatement of cash flows from LOFS activities are significant quantitatively only in relation to the net cash provided by operating activities and net cash used for investing activities within the statements of cash flows, but do not affect the balance sheets, statements of income or any other information presented in the financial statements. Based on such fact, as well as the qualitative analysis contained in SAB 99, management concluded that there was

[5]	“About The Federal Financial Institutions Examination Council Internet Reporting System.” fdic.gov., available at http://www2.fdic.gov/ubpr/AboutUBPR.asp.

DAY, EDWARDS, PROPESTER & CHRISTENSEN, P.C.

Mr. Benjamin Phippen, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

August 25, 2006

not a substantial likelihood that a reasonable person would consider the restatements material in considering the Company’s financial statements, taken as a whole. Based on such determination, management concluded that (i) the Company’s previously filed financial statements for the years ended December 31, 2004 and 2003 could continue to be relied upon and (ii) accordingly, that no Item 4.02 Form 8-K was necessary.

The Company notes that, while both its current and previous independent accountants concurred in the need for restatement of the previous years’ financial statements, neither accounting firm advised the Company that, in the opinion of such independent accountants, the previous financial statements could no longer be relied upon.

Response:

The effects of the restatement on each of the first three quarters ending in fiscal year 2005 and 2004.

The effects of the restatement on each of the first three quarters ending in fiscal year 2005 and 2004 are set forth in the table below:

Quarter Ended	Cash Disbursements	Cash Receipts	Net
03/31/2004	$20,456	$18,293	$(2,163)
06/30/2004	$45,774	$43,994	$(1,780)
09/30/2004	$71,260	$69,168	$(2,092)
03/31/2005	$22,692	$21,567	$(1,125)
06/30/2005	$51,929	$53,679	$1,750
09/30/2005	$85,720	$88,383	$2,663

Response:

How you determined you were not required to file amended Form 10-Qs for each of the first three quarters ending in fiscal year 2005 with restated quarterly financial information for 2004 or present similar restated quarterly financial information in your Form 10-K for the year ended December 31, 2005.

Please see the Company’s response to the second bullet point (how the Company determined it was not required to file an Item 4.02 Form 8-K), which is incorporated herein by reference.

Since the reclassifications were not considered material to the Company’s financial statements taken as a whole, management concluded (i) that the Company’s previously filed quarterly financial statements for 2005 and 2004 could continue to be relied upon and (ii) accordingly, that no amendments to such reports were necessary. Consequently, the restatements of the 2005 prior period quarterly financial statements is being reported prospectively in the 2006 Form 10-Q’s.

*    *    *

DAY, EDWARDS, PROPESTER & CHRISTENSEN, P.C.

Mr. Benjamin Phippen, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

August 25, 2006

As requested in the Comment Letter, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) comments from the Commission Staff or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert comments of the Commission Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions, comments and advice of the Commission Staff to me at jtimmons@dayedwards.com or by telephone at (405) 239-2121 (fax: (405) 228-1117) or to Randy Foraker, Chief Accounting Officer of the Company, at rforaker@bancfirst.com or by telephone at (405) 270-1044 (fax: (405) 270-1089).

Very truly yours,

/s/ Jeanette C. Timmons
Jeanette C. Timmons
Counsel to BancFirst Corporation

cc:	David E. Rainbolt, President

BancFirst Corporation

Joe T. Shockley, Executive Vice President and Chief Financial Officer

BancFirst Corporation

Randy Foraker, Executive Vice President, Chief Risk Officer and Chief Accounting Officer

BancFirst Corporation

UBPR Page 01

Summary Ratios

The earnings and balance sheet ratios and other information presented on this page provide a synopsis of the bank’s condition and serve as a guide to more detailed data presented elsewhere in the UBPR. Ratios using after tax income and dividends have been adjusted for assumed tax rates. See Section II Technical Information.

Average Assets ($000)

A year-to-date average of the average assets reported in the Report of Condition Schedule RC-K. Thus for the first quarter of the year the average assets from Call Schedule RC-K quarter will appear, while at the end-ofyear, assets for all four quarters would be averaged.

Net Income ($000)

The year-to-date amount of net income shown in the Report of Income after applicable taxes, net securities gains or losses, and net extraordinary items.

# Banks in Peer Group

Total number of banks in the bank’s peer group.

Earnings and Profitability

% of Average Assets

Interest Income (TE)

All income from earning assets plus the tax benefit on tax-exempt loans, leases, and municipal securities, divided by average assets.

Interest Expense

Total interest expense divided by average assets.

Net Interest Income (TE)

Total interest income, plus the tax benefit on tax-exempt income, less total interest expense, divided by average assets.

Non-interest Income

Income derived from bank services and sources other than interest-bearing assets, divided by average assets.

Non-interest Expense

Salaries and employee benefits, expenses of premises and fixed assets and other Non interest expense divided by average assets.

Provision—Loan/Lease Losses

Provision for loan and lease receivables losses divided by average assets.

Pretax Operating Income (TE)

Net interest income on a tax-equivalent basis plus Non interest income, less non-interest expenses, the provision for loan and lease-financing receivables losses and the provision for allocated transfer risk, divided by average assets.

Realized Gain/Loss Secs

Pretax net gains or losses from the sale, exchange, retirement, or redemption of securities not held in trading accounts divided by average assets. After December 31, 1993 includes available-for-sale and held-tomaturity transactions.

Pretax Net Operating Income (TE)

Pretax operating income, plus securities gains or losses divided by average assets.

Net Operating Income

After tax net operating income, including securities gains or losses, (which does not include extraordinary gains or losses), divided by average assets.

Adjusted Net Oper Income

Net operating income after taxes and securities gains or losses, plus the provision for possible loan and lease losses, less net loan and lease losses, divided by average assets.

Net Income Adjusted Sub S

Net income after securities gains or losses, extraordinary gains or losses, and applicable taxes, adjusted for sub chapter S status divided by average assets. Estimated income taxes is substituted for any reported applicable income taxes for banks that indicate sub chapter S status. Estimated income taxes: Federal income tax rates are applied to net income before extraordinary items and taxes plus non-deductible interest expense to carry tax exempt securities less tax exempt income from securities issued by states and political subdivisions, less tax exempt income from leases, less tax exempt income from other obligations of states and political subdivisions. (See appendix A-3 for tax table)

Please note that this ratio will only be displayed for banks that elect subchapter S status.

Net Income

Net income after securities gains or losses, extraordinary gains or losses, and applicable taxes divided by average assets.

Margin Analysis

Average Earning Assets/Average Assets

Year-to-date average of average total loans (net of unearned income) in domestic and foreign offices, lease-financing receivables, U.S. Treasury, Agency and Corporation obligations, mortgage backed securities, other securities, assets held in trading accounts, interest-bearing balances due from depository institutions, and federal funds sold and securities purchased under agreements to resell, plus a five period average of Interest Only Strips (Mortgage loans and Other) and Equity Securities divided by average assets.

UBPR User’s Guide • March 2006 III-4

Average Interest-Bearing Funds/ Average Assets

Average interest-bearing domestic and foreign office deposits, federal funds purchased and securities sold under agreements to repurchase, other borrowed money, and notes and debentures subordinated to deposits, divided by average assets.

Interest Income (TE)/Average Assets

Total interest income on a tax-equivalent basis divided by the average of the respective asset accounts involved in generating that income.

Interest Expense/Average Assets

Total interest expense divided by the average of the respective asset accounts involved in generating interest income.

Net Interest Income (TE) (Percent of Avg Earning Assets)

Total interest income on a tax-equivalent basis, less total interest expense, divided by the average of the respective asset accounts involved in generating interest income.

Loan & Lease Analysis

Net Loss to Average Loan & Leases

Gross loan and lease charge-off, less gross recoveries (includes allocated transfer risk reserve charge-off and recoveries), divided by average total loans and leases.

Earnings Coverage of Net Loss (X)

Net operating income before taxes, securities gains or losses, and extraordinary items, plus the provision for possible loan and lease-financing receivable losses divided by net loan and lease losses.

Loan & Lease Allowance Net Losses (X)

Ending balance of the allowance for possible loan and lease-financing receivable losses divided by net loan and lease losses. If gross recoveries exceed gross losses, NA is shown at this caption.

Loan & Lease Allowance to Loans & Leases Not Held For Sale

Ending balance of the allowance for possible loan and lease losses divided by total loans and lease-financing receivables not held for sale. Available from March 31, 2001 forward.

Loan & Lease Allowance to Total Loans & Lease

Ending balance of the allowance for possible loan and lease losses divided by total loans and lease-financing receivables.

Noncurrent Loans & Leases to Gross Loans and Lease

The sum of loans and lease-financing receivables past due at least 90 days, plus those in nonaccrual status, divided by gross loans and lease-financing receivables outstanding.

Liquidity

Net Non Core Funding Dependence

Non core liabilities, less short term investments divided by long term assets. See definition on UBPR page 10.

Net Loans & Leases to Assets

Loans and lease-financing receivables net of unearned income and the allowance for possible loans and lease financing receivable losses divided by total assets.

Capitalization

Tier One Leverage Capital

Tier one capital divided by adjusted average assets. See the description of UBPR Page 11A for definitions of tier one capital and adjusted average assets.

Cash Dividends to Net Income

Total of all cash dividends declared year-to-date divided by net income year-to-date. If net income is less than or equal to zero, NA is shown at this caption.

Retain Earns to Average Total Equity

Net income, less cash dividends declared, divided by average equity capital.

Restructured + Non-Accrual + RE ACQ to EQCAP, ALLL

The sum of loans and leases which are on non-accrual, restructured but 30–89 days past due, restructured but over 90 days past due, restructured and in compliance with modified terms and non-investment other real estate owned divided by the sum of total equity capital plus the allowance for possible loan and lease losses.

Growth Rates

Growth rates on UBPR page 01 are calculated for a 12-month period. The percentage is determined by subtracting the account balance as of the corresponding reporting period in the previous year from the current period account balance and dividing the result by the previous year balance. The following growth rates are displayed:

Assets

Tier One Capital

Net Loans & Leases

Short Term Investments

See UBPR page 10 for definition.

Short Term Non Core Funding

See UBPR page 10 for definition.

Footnotes

Footnotes are printed on UBPR page 01 to indicate the occurrence of certain events.

(***)Bank has elected sub chapter S tax treatment. NOTE: Ratio Net Income Adjusted for Sub S on page 1 and 12.

UBPR User’s Guide • March 2006 III-5